Exhibit 99.1

Press release
Ad hoc announcement pursuant to Art. 53 LR

SHL acquires remaining stake of Mediton Group

Tel Aviv / Zurich / New York, 24 March 2025 – SHL Telemedicine Ltd. (NASDAQ: SHLT; SIX Swiss Exchange: SHLTN) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, today announced the acquisition of the remaining 30% stake of Mediton Medical Centers Chain Ltd. ("Mediton") and Medishur Ltd. ("Medishur" and together the "Mediton Group"). Mediton Group is a foremost provider of healthcare services in Israel in the field of diagnostics, preventative healthcare, and medical opinions to institutional customers.

As announced by SHL on September 24, 2024, Perluk – Medical Holdings Ltd., Haim Perluk and Orna Perluk, the main holders of the outstanding ordinary shares of the Mediton Group not owned by the Company (together, the "Sellers") provided a Put Option Notice to SHL that they were exercising their right under the Share Purchase Agreement, dated August 25, 2021, among the Company, Mediton and Medishur (the "Mediton SPA"), to require the Company to purchase all of the Sellers’ remaining holdings in Mediton Group. The purchase price is NIS 31.1 million (approximately USD 8.4 million) for the remaining 30% stake. The closing date is expected during the next 30 calendar days. The company is considering financing the deal with a bank loan.

SHL management estimates that the transaction should capture potential synergies in the Israeli activity.

About SHL Telemedicine
SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200). For more information, please visit our web site at www.shl-telemedicine.com.

For further information please contact:
Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch